Exhibit 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(dollars in millions)

	Three Months Ended		Fiscal Year
	February 28, 2007	February 28, 2006(1)	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes (2)	$3,801	$2,460	$10,830	$7,361	$6,818	$6,160	$4,859
Add: Fixed charges, net	13,533	9,505	42,115	24,637	14,871	12,856	12,688

Income before income taxes and fixed charges, net	$17,334	$11,965	$52,945	$31,998	$21,689	$19,016	$17,547

Fixed Charges:
Total interest expense	$13,485	$9,461	$41,937	$24,425	$14,707	$12,693	$12,515
Interest factor in rents	48	44	178	212	164	163	173
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	45	154	87

Total fixed charges	$13,533	$9,505	$42,115	$24,637	$14,916	$13,010	$12,775

Ratio of earnings to fixed charges	1.3	1.3	1.3	1.3	1.5	1.5	1.4
Ratio of Earnings to Fixed Charges and
Preferred Stock Dividends
Earnings:
Income before income taxes (2)	$3,801	$2,460	$10,830	$7,361	$6,818	$6,160	$4,859
Add: Fixed charges, net	13,533	9,505	42,115	24,637	14,871	12,856	12,688

Income before income taxes and fixed charges, net	$17,334	$11,965	$52,945	$31,998	$21,689	$19,016	$17,547

Fixed Charges:
Total interest expense	$13,485	$9,461	$41,937	$24,425	$14,707	$12,693	$12,515
Interest factor in rents	48	44	178	212	164	163	173
Dividends on preferred securities subject to mandatory redemption	—	—	—	—	45	154	87
Preferred stock dividends	17	—	19	—	—	—	—

Total fixed charges and preferred stock dividends	$13,550	$9,505	$42,134	$24,637	$14,916	$13,010	$12,775

Ratio of earnings to fixed charges and preferred stock dividends	1.3	1.3	1.3	1.3	1.5	1.5	1.4

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.

(2)	Income before income taxes does not include losses from unconsolidated investees, dividends on preferred securities subject to mandatory redemption, gain/(loss) on discontinued operations, cumulative effect of accounting change (net) and income (loss) from investments accounted for under the equity method of accounting.

“Fixed charges” consist of interest cost, including interest on deposit, dividends on preferred securities subject to mandatory redemption, and that portion of rent expense estimated to be representative of the interest factor.

The preferred stock dividend amounts represent pre-tax earnings required to cover dividends on preferred stock.